                                                                   EXHIBIT 99(c)

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE QUARTERLY PERIOD ENDED JULY 31, 2002

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    First Quarter Ended
                                                              -------------------------------
                                                              July 31, 2002   August 1, 2001*
                                                                 FY 2003          FY 2002
                                                              -------------   ---------------
                                                                        (Unaudited)
                                                                      (in thousands)
Sales.......................................................   $1,038,374        $492,261
Cost of products sold.......................................      687,643         320,320
                                                               ----------        --------
Gross profit................................................      350,731         171,941
Selling, general and administrative expenses................      190,674          69,600
Royalty expense to related parties..........................       44,936          23,098
                                                               ----------        --------
Operating income............................................      115,121          79,243
Interest income.............................................        6,592          11,763
Interest expense............................................       50,542          52,173
Dividends from related parties..............................       30,798          38,519
Currency (loss)/gain........................................      (22,105)          2,431
Other expense...............................................        3,008           2,229
                                                               ----------        --------
Income before income taxes and minority interest............       76,856          77,554
Provision for income taxes..................................        2,389           9,342
                                                               ----------        --------
Income before minority interest.............................       74,467          68,212
Minority interest...........................................      (70,213)        (52,305)
                                                               ----------        --------
Net income..................................................   $    4,254        $ 15,907
                                                               ==========        ========

*Reclassified, see Note 7

           See Notes to Condensed Consolidated Financial Statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              July 31, 2002    May 1, 2002*
                                                                 FY 2003         FY 2002
                                                              -------------    ------------
                                                               (Unaudited)
                                                                     (in thousands)
ASSETS

Current assets:
  Cash and cash equivalents.................................   $   11,347       $    6,924
  Receivables, net..........................................      484,711          732,714
  Due from related parties..................................       57,529           72,762
  Short-term notes receivable from related parties..........    1,337,703          921,014
  Inventories...............................................      747,699          710,267
  Prepaid expenses and other current assets.................      140,448           61,439
                                                               ----------       ----------
     Total current assets...................................    2,779,437        2,505,120
Property, plant and equipment...............................    1,490,244        1,516,365
Less accumulated depreciation...............................      677,167          661,429
                                                               ----------       ----------
     Total property, plant and equipment, net...............      813,077          854,936
Long-term notes receivable from related parties.............       35,000           35,000
Investments in related parties..............................    1,895,245        1,895,245
Intangible assets, net......................................    1,925,675        1,926,590
Other noncurrent assets.....................................      344,120          267,558
                                                               ----------       ----------
     Total other noncurrent assets..........................    4,200,040        4,124,393
                                                               ----------       ----------
     Total assets...........................................   $7,792,554       $7,484,449
                                                               ==========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt with related parties......................   $  365,660       $  132,164
  Portion of long-term debt due within one year.............      451,885          451,375
  Accounts payable..........................................      245,493          256,372
  Accounts payable to related parties.......................      177,129          153,968
  Accrued interest..........................................      107,647           79,442
  Other accrued liabilities.................................      144,813          146,210
                                                               ----------       ----------
     Total current liabilities..............................    1,492,627        1,219,531
Long-term debt..............................................    3,973,334        3,936,025
Deferred income taxes.......................................       20,488           23,059
Other liabilities...........................................       29,401           36,431
                                                               ----------       ----------
     Total long-term debt and other liabilities.............    4,023,223        3,995,515
Minority interest...........................................    1,763,845        1,758,476
Mandatorily Redeemable Series A Preferred shares............      325,000          325,000
Shareholders' equity:
  Common stock..............................................           11               11
  Additional capital........................................      128,050          128,050
  Retained earnings.........................................       57,231           58,035
  Accumulated other comprehensive gain/(loss)...............        2,567             (169)
                                                               ----------       ----------
     Total shareholders' equity.............................      187,859          185,927
                                                               ----------       ----------
     Total liabilities and shareholders' equity.............   $7,792,554       $7,484,449
                                                               ==========       ==========

---------------
* Summarized from audited Fiscal Year 2002 balance sheet

           See Notes to Condensed Consolidated Financial Statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    First Quarter Ended
                                                              -------------------------------
                                                              July 31, 2002    August 1, 2001
                                                                 FY 2003          FY 2002
                                                              -------------    --------------
                                                                        (Unaudited)
                                                                      (in thousands)

Cash provided by (used for) Operating Activities............    $ 340,776        $(128,005)
                                                                ---------        ---------
Cash Flows from Investing Activities:
  Capital expenditures......................................      (16,559)          (2,556)
  Acquisitions, net of cash acquired........................           --         (290,200)
  Other items, net..........................................       10,136          (20,978)
                                                                ---------        ---------
     Cash used for investing activities.....................       (6,423)        (313,734)
                                                                ---------        ---------
Cash Flows from Financing Activities:
  Payments on long-term debt................................           --           (7,167)
  Proceeds from long-term debt..............................           --          748,959
  Payments on commercial paper and short-term borrowings,
     net....................................................     (260,933)        (617,998)
  Distributions to Class A partners.........................      (64,844)              --
  Dividends on preferred shares.............................       (5,058)              --
  Proceeds from mandatorily redeemable Series A preferred
     shares.................................................           --          325,000
  Other items, net..........................................          905              500
                                                                ---------        ---------
     Cash (used for) provided by financing activities.......     (329,930)         449,294
                                                                ---------        ---------
Net increase in cash and cash equivalents...................        4,423            7,555
Cash and cash equivalents, beginning of period..............        6,924           10,127
                                                                ---------        ---------
Cash and cash equivalents, end of period....................    $  11,347        $  17,682
                                                                =========        =========

           See Notes to Condensed Consolidated Financial Statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                        NOTES TO CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) On May 3, 2001, H.J. Heinz Company ("Heinz") reorganized its U.S. corporate structure and established centers of excellence for the management of U.S. trademarks and for U.S. treasury functions. As a result, all of the U.S. treasury and business operations of Heinz's domestic operations ("the U.S. Group") are now being conducted by H.J. Heinz Finance Company and its wholly-owned subsidiaries, and H.J. Heinz Company, L.P. ("Heinz LP") collectively referred to as "Heinz Finance" in the accompanying notes. H.J. Heinz Finance Company has limited partnership interests in Heinz LP. As part of the reorganization, substantially all assets and liabilities of the U.S. Group, except for finished goods inventories, which were retained by Heinz, were contributed to Heinz LP by Heinz. In addition, certain assets and liabilities that related to the U.S. Group were assumed by Heinz Finance during Fiscal 2002. H.J. Heinz Finance Company assumed primary liability for approximately $2.9 billion of Heinz's outstanding senior unsecured debt and accrued interest by becoming co-obligor with Heinz.

     Heinz LP owns or leases the operating assets involved in manufacturing throughout the United States which were contributed by Heinz and its subsidiaries, together with other assets and liabilities, to Heinz LP and manages the business. Heinz LP has two classes of limited partnership interests, Class A and Class B, that are allocated varying income and cash distributions in accordance with the Heinz LP agreement. H.J. Heinz Finance Company, directly and through wholly-owned subsidiaries, owns the Class B interests. Heinz, directly and through wholly-owned subsidiaries, owns the Class A interests. Heinz Management Company, a wholly-owned subsidiary of Heinz, is the managing General Partner of Heinz LP and employs the salaried personnel of the U.S. Group. Under the partnership agreement, Heinz Finance has the power to control the general partner through majority membership on Heinz LP's management board. The minority interest amounts on the July 31, 2002 and May 1, 2002 balance sheets represent the Class A and General Partner limited partnership interest in Heinz LP, and have been adjusted for the minority partners' share of income and cash distributions.

(2) The interim condensed consolidated financial statements of Heinz Finance are unaudited. In the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair statement of the results of operations of these interim periods have been included. The results for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year due to the seasonal nature of the business of Heinz Finance. Certain prior year amounts have been reclassified in order to conform with the Fiscal 2003 presentation. These statements should be read in conjunction with Heinz Finance's consolidated and combined financial statements and related notes which appear in Heinz's Form 10-K for the year ended May 1, 2002.

(3)   AGREEMENT BETWEEN H.J. HEINZ COMPANY AND DEL MONTE FOODS COMPANY

     On June 13, 2002, Heinz announced that it will transfer to a wholly-owned subsidiary ("Spinco") certain assets and liabilities of its U.S. pet food and pet snacks, U.S. tuna, U.S. retail private label soup and private label gravy, College Inn(R) broths and U.S. infant feeding businesses, all of which are owned by Heinz Finance, and distribute all of the shares of Spinco common stock on a pro rata basis to its shareholders. Immediately thereafter, Spinco will merge with a wholly-owned subsidiary of Del Monte Foods Company ("Del Monte") resulting in Spinco becoming a wholly-owned subsidiary of Del Monte ("the Merger"). In connection with the Merger, each share of Spinco common stock will be automatically converted into shares of Del Monte common stock that will result in the fully diluted Del Monte common stock at the effective time of the Merger being held approximately 74.5% by Heinz shareholders and approximately 25.5% by the Del Monte shareholders. As a result of the transaction, Heinz Finance will receive approximately $1.1 billion in cash that will be primarily used to retire debt.

     Included in the transaction will be the following brands: StarKist(R), 9-Lives(R), Kibbles 'n Bits(R), Pup-Peroni(R), Snausages(R), Nawsomes(R), Heinz Nature's Goodness(R) baby food and College Inn(R) broths. The following is a summary of the operating results of the businesses to be spun off:

                                                       First Quarter Ended
                                                  ------------------------------
                                                  July 31, 2002   August 1, 2001
                                                  -------------   --------------
Revenues........................................    $349,095         $90,955
Operating income................................      23,659          17,216

     The Merger, which has been approved by the Boards of Directors of Heinz and Del Monte, is subject to the approval by the shareholders of Del Monte and receipt of a ruling from the Internal Revenue Service that the contribution of the assets and liabilities to Spinco and the distribution of the shares of common stock of Spinco to Heinz shareholders will be tax-free to Heinz, Spinco and the shareholders of Heinz. The Merger is also subject to receipt of applicable governmental approvals and the satisfaction of other customary closing conditions. Heinz expects that the transaction will close late in calendar year 2002 or early in calendar year 2003.

(4)   INVENTORIES

     The composition of inventories at the balance sheet dates was as follows:

                                                       July 31,     May 1,
                                                         2002        2002
(in thousands)                                         --------    --------
Finished goods and work-in-process...................  $600,318    $567,482
Packaging material and ingredients...................   147,381     142,785
                                                       --------    --------
                                                       $747,699    $710,267
                                                       ========    ========

(5)   TAXES

     The provision for income taxes consists of provisions for federal and state income taxes. The low effective tax rate for Heinz Finance for the first quarters of Fiscal 2003 and 2002 is a result of Heinz Finance's nontaxable minority interest in Heinz LP.

(6)   RESTRUCTURING

     In the fourth quarter of Fiscal 2001, Heinz announced a restructuring initiative named "Streamline" which includes an organizational restructuring aimed at reducing overhead costs and the consolidation of Heinz Finance's canned pet food production to Bloomsburg, Pennsylvania (which resulted in ceasing canned pet food production at Heinz Finance's Terminal Island, California facility).

     The major components of the restructuring charge and implementation costs and the remaining accrual balances as of July 31, 2002 were as follows:

                                                            Employee
                                                           Termination
                                              Non-Cash         and       Accrued
                                                Asset       Severance     Exit     Implementation
     (in millions)                           Write-Downs      Costs       Costs        Costs        Total
     -------------                           -----------   -----------   -------   --------------   -----
     Restructuring and implementation
       costs--Fiscal 2001..................     $34.7         $15.4       $22.8        $11.8        $84.7
     Amounts utilized--Fiscal 2001.........     (34.7)         (5.8)       (1.7)       (11.8)       (54.0)
                                                -----         -----       -----        -----        -----
     Accrued restructuring costs--May 2,
       2001................................        --         $ 9.6       $21.1           --        $30.7
     Implementation costs--Fiscal 2002.....        --            --          --          1.2          1.2
     Revisions to accruals and asset write-
       downs--Fiscal 2002..................       4.3          (3.1)       (5.9)          --         (4.7)
     Amounts utilized--Fiscal 2002.........      (4.3)         (2.5)      (10.4)        (1.2)       (18.4)
     Liability assumed by related
       party--Fiscal 2002..................        --          (3.8)       (0.6)          --         (4.4)
                                                -----         -----       -----        -----        -----
     Accrued restructuring costs--May 1,
       2002................................        --           0.2         4.2           --          4.4
     Amounts utilized--Fiscal 2003.........        --          (0.1)       (0.9)          --         (1.0)
                                                -----         -----       -----        -----        -----
     Accrued restructuring costs--July 31,
       2002................................     $  --         $ 0.1       $ 3.3        $  --        $ 3.4
                                                =====         =====       =====        =====        =====

     During the first quarter of Fiscal 2003, Heinz Finance utilized $1.0 million of severance and exit cost accruals, principally related to its overhead reduction plan.

(7)   RECENTLY ADOPTED ACCOUNTING STANDARDS

     During the fourth quarter of Fiscal 2002, Heinz Finance adopted Emerging Issues Task Force ("EITF") statements relating to the classification of vendor consideration and certain sales incentives. The adoption of these EITF statements has no impact on operating income or net earnings; however, revenues and gross profit were reduced by approximately $64.5 million in the first quarter of Fiscal 2002. Prior period data has been reclassified to conform to the current year presentation.

     Heinz Finance adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" which requires that the purchase method of accounting be applied to all business combinations after June 30, 2001. SFAS No. 141 also established criteria for recognition of intangible assets and goodwill. Effective May 2, 2002, Heinz Finance adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized, but are tested at least annually for impairment.

     Heinz Finance is currently completing its evaluation of the impact of adopting SFAS No. 142 on the consolidated financial statements. The reassessment of intangible assets, including the ongoing impact of amortization, was completed during the first quarter of Fiscal 2003. The assignment of goodwill to reporting units, along with transitional goodwill impairment tests, must be completed during the second quarter of Fiscal 2003. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. A discounted cash flow model is being used to determine the fair value of Heinz Finance's businesses for purposes of testing goodwill for impairment. The discount rate being used is based on a risk-adjusted weighted average cost of capital for the business.

     The effects of adopting the new standards on net income for the three-month periods ended July 31, 2002 and August 1, 2001 follow.

                                                              Net Income
                                                           ----------------
                                                            2002     2001
                                                           ------   -------
Net income...............................................  $4,254   $15,907
Add: Goodwill amortization, net of tax and minority
  interest...............................................      --       268
      Trademark amortization, net of tax and minority
      interest...........................................      --        40
                                                           ------   -------
Net income excluding goodwill and trademark
  amortization...........................................  $4,254   $16,215
                                                           ======   =======

     Net income for the quarter ended August 1, 2001 would have been $16,215 and net income for Fiscal 2002 would have been $83,742 had the provisions of the new standards been applied as of May 3, 2001.

     Changes in the carrying amount of goodwill for the three months ended July 31, 2002, by operating segment are as follows:

                               Heinz      U.S. Pet
                               North      Products       U.S.
                              America    and Seafood    Frozen      Total
                              --------   -----------   --------   ----------
Balance at May 1, 2002......  $615,772    $564,335     $470,381   $1,650,488
Adjustments.................       597          16           15          628
                              --------    --------     --------   ----------
Balance at July 31, 2002....  $616,369    $564,351     $470,396   $1,651,116
                              ========    ========     ========   ==========

     Trademarks and other intangible assets at July 31, 2002 and May 1, 2002, subject to amortization expense, are as follows:

                                 July 31, 2002                         May 1, 2002
                       ----------------------------------   ----------------------------------
                                  Accumulated                          Accumulated
                        Gross     Amortization     Net       Gross     Amortization     Net
                       --------   ------------   --------   --------   ------------   --------
Trademarks...........  $ 39,103    $  (1,129)    $ 37,974   $ 39,103    $    (835)    $ 38,268
Licenses.............   208,186     (112,617)      95,569    208,186     (106,730)     101,456
Other................    92,120      (42,204)      49,916     91,138      (45,860)      45,278
                       --------    ---------     --------   --------    ---------     --------
                       $339,409    $(155,950)    $183,459   $338,427    $(153,425)    $185,002
                       ========    =========     ========   ========    =========     ========

     Amortization expense for trademarks and other intangible assets subject to amortization was $2.5 million for the three months ended July 31, 2002. Based upon the amortizable intangible assets recorded on the balance sheet at July 31, 2002, amortization expense for each of the next five years is estimated to be approximately $10.0 million.

     Intangible assets not subject to amortization at July 31, 2002 and May 1, 2002, were $91.1 million and consisted solely of trademarks.

     Effective May 2, 2002, Heinz Finance adopted SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." This statement provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The adoption of this new standard did not have a material impact on Heinz Finance's financial position, results of operations or cash flows for the three months ended July 31, 2002.

(8)   RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for Heinz Finance in Fiscal 2004. Heinz Finance does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

     In June 2002, the FASB approved SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Management is currently assessing the details of this Standard.

(9)   RELATED PARTY TRANSACTIONS

     Employee Costs

     Certain of Heinz's general and administrative expenses are charged to Heinz Finance. These costs primarily include a management charge of all salaried employee costs from the Heinz Management Company. Total costs charged to Heinz Finance for these services were $86.9 million and $82.0 million for the three months ended July 31, 2002 and August 1, 2001, respectively. These costs are recorded as cost of products sold and SG&A expense in the accompanying consolidated statements of income.

     Heinz charges Heinz Finance for its share of group health insurance costs for eligible company employees based upon location-specific costs, overall insurance costs and loss experience incurred during a calendar year. In addition, various other insurance coverages are also provided to Heinz Finance through Heinz's consolidated programs. Workers compensation, auto, property, product liability and other insurance coverages are charged directly based on Heinz Finance's loss experience. Amounts charged to Heinz Finance for insurance costs were $18.3 million and $15.4 million for the three months ended July 31, 2002 and August 1, 2001, respectively, and are recorded in SG&A expense in the accompanying consolidated statements of income.

     Pension costs and postretirement costs are also charged to Heinz Finance based upon eligible employees participating in the plans.

     Cash Management

     Beginning in Fiscal 2002, Heinz Finance became the treasury center for cash management and debt financing for all of Heinz's domestic operations. In addition, in the first quarter of Fiscal 2003, Heinz Finance entered into a short-term note payable with Heinz Europe Limited, a wholly-owned subsidiary of Heinz, for $213.4 million. These two events resulted in the $972.0 million and $788.9 million of net short-term notes receivable with related parties on the July 31, 2002 and May 1, 2002, respectively, condensed consolidated balance sheets. An average interest rate of 1.95% and 3.93% was charged on these notes resulting in $6.2 million and $11.0 million of interest income recorded on the July 31, 2002 and August 1, 2001, respectively, consolidated statements of income.

     Product Sales and Purchases

     Heinz Finance sells and purchases products and services to and from other Heinz affiliates. The result of related party transactions is the $57.5 million and $72.8 million balances due from related parties as of July 31, 2002 and May 1, 2002, respectively, and the $177.1 million and $154.0 million balances for accounts payable to related parties as of July 31, 2002 and May 1, 2002, respectively. Product sales to related parties were $12.5 million and $12.3 million in the three months ended July 31, 2002 and August 1, 2001, respectively, and purchases from related parties were $120.1 million and $70.8 million in the three months ended July 31, 2002 and August 1, 2001, respectively.

     Other Related Party Items

     Heinz Finance sold undivided interests in certain accounts receivable to a Heinz affiliate, Receivables Servicing Company ("RSC"). Heinz Finance sold $619.2 million of receivables net of discount expense of $2.8 million for the year ended May 1, 2002, to RSC. These sales were reflected as reductions of trade accounts receivable. Heinz Finance's contract with RSC terminated in December 2001.

     Heinz Finance holds $1.9 billion of non-voting, 6.5% cumulative non-participating preferred stock of PM Holding, Inc. ("PM Holding"), a subsidiary of Heinz. This dividend amounted to $30.8 million and $38.5 million for the three months ended July 31, 2002 and August 1, 2001, respectively. This preferred stock investment is recorded in the Investments in related parties balance on the condensed consolidated balance sheets as of July 31, 2002 and May 1, 2002.

     Heinz Finance paid royalties of $44.9 million and $23.1 million as of July 31, 2002 and August 1, 2001, respectively, to Promark International, Inc., an indirect subsidiary of Heinz, for the use of certain trademarks.

     The $35.0 million long-term note receivable from related parties recorded on the accompanying condensed consolidated balance sheets as of July 31, 2002 and May 1, 2002, relates to a receivable from Heinz that was contributed to Heinz Finance in exchange for common stock of Heinz Finance.

     Heinz Finance received an administrative fee from Heinz for acting as the agent in the sale of the retained inventory discussed in Note (1). This fee was $8.4 million for the three months ended August 1, 2001, which is recorded as income in SG&A expense in the accompanying consolidated statement of income.

(10) Descriptions of Heinz Finance's reportable segments are as follows:

     - Heinz North America -- This segment manufactures, markets and sells ketchup, condiments, sauces, soups, pasta meals and infant foods to the grocery and foodservice channels.

     - U.S. Pet Products and Seafood -- This segment manufactures, markets and sells dry and canned pet food, pet snacks, tuna and other seafood.

     - U.S. Frozen -- This segment manufactures, markets and sells frozen potatoes, entrees, snacks and appetizers.

     Heinz Finance's management evaluates performance based on several factors including net sales and the use of capital resources; however, the primary measurement focus is operating income excluding unusual costs and gains. Intersegment sales are accounted for at current market values. Items below the operating income line of the consolidated statements of income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by Heinz Finance's management.

     The following table presents information about Heinz Finance's reportable segments:

                                      Net External Sales               Intersegment Sales
                                ------------------------------   ------------------------------
                                                      First Quarter Ended
                                ---------------------------------------------------------------
                                July 31, 2002   August 1, 2001   July 31, 2002   August 1, 2001
(in thousands)                     FY 2003         FY 2002          FY 2003         FY 2002
--------------                  -------------   --------------   -------------   --------------
Heinz North America...........   $  495,132        $290,553           $18             $ 90
U.S. Pet Products and
  Seafood.....................      295,531          89,186            --               --
U.S. Frozen...................      247,711         112,522             9               17
                                 ----------        --------           ---             ----
  Consolidated totals.........   $1,038,374        $492,261           $27             $107
                                 ==========        ========           ===             ====

                                                                 Operating Income
                                                          ------------------------------
                                                               First Quarter Ended
                                                          ------------------------------
                                                          July 31, 2002   August 1, 2001
(in thousands)                                               FY 2003         FY 2002
--------------                                            -------------   --------------
Heinz North America.....................................    $ 62,870         $44,695
U.S. Pet Products and Seafood...........................      13,573          14,062
U.S. Frozen.............................................      39,145          21,390
Non-Operating(a)........................................        (467)           (904)
                                                            --------         -------
  Consolidated totals...................................    $115,121         $79,243
                                                            ========         =======

     --------------------

           (a) Includes charges not directly attributable to operating segments.

(11) COMPREHENSIVE INCOME

                                                               First Quarter Ended
                                                          ------------------------------
                                                          July 31, 2002   August 1, 2001
(in thousands)                                               FY 2003         FY 2002
--------------                                            -------------   --------------
Net income..............................................     $ 4,254         $15,907
Deferred gains/(losses) on derivatives:
  Net change from periodic revaluations.................      15,773           1,643
  Net amount reclassified to earnings...................     (13,206)            138
                                                             -------         -------
Comprehensive income....................................     $ 6,821         $17,688
                                                             =======         =======

(12) FINANCIAL INSTRUMENTS

     Heinz Finance utilizes certain financial instruments to manage its foreign currency, commodity price and interest rate exposures.

     FOREIGN CURRENCY HEDGING: Heinz Finance may hedge specific foreign currency cash flows associated with foreign-currency-denominated financial assets and liabilities. These hedges are accounted for as cash flow hedges.

     COMMODITY PRICE HEDGING: Heinz Finance uses commodity futures and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges. When using a commodity option as a hedging instrument, Heinz Finance excludes the time value of the option from the assessment of hedge effectiveness.

     INTEREST RATE HEDGING: Heinz Finance uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the particular risk being hedged.

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

     HEDGE INEFFECTIVENESS: During the quarter ended July 31, 2002, hedge ineffectiveness related to cash flow hedges was a net loss of $0.3 million which is reported in the consolidated statements of income as other expenses.

     DEFERRED HEDGING GAINS AND LOSSES: As of July 31, 2002, Heinz Finance is hedging forecasted transactions for periods not exceeding 12 months, and expects $2.6 million of net deferred gain reported in accumulated other comprehensive income to be reclassified to earnings within that time frame.

(13) SUBSEQUENT EVENT

     On September 5, 2002, Heinz Finance, Heinz and a group of domestic and international banks renewed an $800 million credit 364-day agreement. That credit agreement and the $1.5 billion credit agreement that expires in September 2006 supports Heinz Finance's and Heinz's commercial paper programs.

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